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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
			Years ended December 31,
(millions except ratios)
	2006	2005	2005	2004	2003	2002	2001
Income before income taxes, equity in net income of associates and minority interest	$195	$81	$421	$591	$540	$420	$240
Add back fixed charges:
Total fixed charges	14	12	53	48	74	86	101
Dividends from associates	—	—	5	7	6	3	4

Income as adjusted	$209	$93	$479	$646	$620	$509	$345

Fixed Charges
Interest expense	$9	$6	$30	$22	$53	$65	$82
Portion of rents representative of interest factor	5	6	23	26	21	21	19

Total fixed charges	$14	$12	$53	$48	$74	$86	$101

Ratio of earnings to fixed charges	14.9	7.8	9.0	13.5	8.4	5.9	3.4

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Three months ended March 31,
			Years ended December 31,
(millions except ratios)
	2006	2005	2005	2004	2003	2002	2001
Income before income taxes, equity in net income of associates and minority interest	$195	$81	$421	$591	$540	$420	$240
Add back fixed charges:
Total fixed charges	14	12	53	48	74	86	101
Dividends from associates	—	—	5	7	6	3	4

Income as adjusted	$209	$93	$479	$646	$620	$509	$345

Fixed Charges and preferred stock dividends
Interest expense	$9	$6	$30	$22	$53	$65	$82
Portion of rents representative of interest factor	5	6	23	26	21	21	19

Total fixed charges	$14	$12	$53	$48	$74	$86	$101

Preferred stock dividends	—	—	—	—	—	—	19

Total fixed charges and preferred stock dividends	$14	$12	$53	$48	$74	$86	$120

Ratio of earnings to combined fixed charges and preferred stock dividends	14.9	7.8	9.0	13.5	8.4	5.9	2.9

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Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS